UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares, Par Value $0.0004 per share

(Title of Class of Securities)

81663 N206

(CUSIP Number)

Roger L.C. Leung

Shanghai Industrial Holdings Limited

26th Floor, Harcourt House

39 Gloucester Road

Hong Kong

Tel No. (852) 2529-5652

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2006

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206	SCHEDULE 13D	Page 2 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

S.I. Technology Production Holdings Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 3 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIHL Treasury Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 4 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC Treasury (B.V.I.) Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 5 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Industrial Holdings Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 6 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Investment Holdings Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 7 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC Capital (B.V.I.) Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 8 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Industrial Investment Treasury Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 9 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC CM Development Funds Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 10 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC CM Development Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 11 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC Asset Management Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 12 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SIIC Finance Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 13 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

SF Finance (BVI) Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 14 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Industrial Financial (Holdings) Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 15 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Industrial Financial Holdings Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 16 of 27 Pages

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

Shanghai Industrial Investment (Holdings) Company Limited - No I.R.S. Identification Number
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,807,141,808
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,807,141,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,141,808
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.2%
14.	Type of Reporting Person

CO

CUSIP No. 81663 N206	SCHEDULE 13D	Page 17 of 27 Pages

Item 1.	Security and Issuer

This Statement is filed in connection with the Ordinary Shares, par value of $0.0004 per share, of Semiconductor Manufacturing International Corporation, a Cayman Islands company (the “Issuer”). The address of the principal executive office of the Issuer is 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2.	Identity and Background

	(a) - (c) & (f):	This Statement is being filed by S.I. Technology Production Holdings Limited, a company organized under the laws of the British Virgin Islands, SIHL Treasury Limited, a company organized under the laws of Hong Kong, SIIC Treasury (B.V.I.) Limited, a company organized under the laws of the British Virgin Islands, Shanghai Industrial Holdings Limited, a company organized under the laws of Hong Kong, Shanghai Investment Holdings Limited, a company existing under the laws of the British Virgin Islands, SIIC Capital (B.V.I.) Limited, a company organized under the laws of the British Virgin Islands, Shanghai Industrial Investment Treasury Company Limited, a company organized under the laws of the British Virgin Islands, SIIC CM Development Funds Limited, a company organized under the laws of Hong Kong, SIIC CM Development Limited, a company organized under the laws of the British Virgin Islands, SIIC Asset Management Company Limited, a company organized under the laws of Hong Kong, SIIC Finance Company Limited, a company organized under the laws of Hong Kong, SF Finance (BVI) Company Limited, a company organized under the laws of the British Virgin Islands, Shanghai Industrial Financial (Holdings) Company Limited, a company organized under the laws of Hong Kong, Shanghai Industrial Financial Holdings Limited, a company organized under the laws of the Cayman Islands, and Shanghai Industrial Investment (Holdings) Company Limited, a company organized under the laws of Hong Kong (each individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”). The business address of each of the Reporting Persons, other than S.I. Technology Production Holdings Limited, SIHL Treasury Limited and Shanghai Industrial Holdings Limited, is 27th Floor, Harcourt House, 39 Gloucester Road, Hong Kong. The business address of S.I. Technology Production Holdings Limited, SIHL Treasury Limited and Shanghai Industrial Holdings Limited is 26th Floor, Harcourt House, 39 Gloucester Road, Hong Kong. Each of the Reporting Persons is a special purpose vehicle formed for investment and other similar purposes. Attached as Schedule 1 hereto, which schedule is incorporated herein by reference, is a chart setting forth the name, residential or business address and citizenship of each of the directors of each Reporting Person. None of the Reporting Persons have executive officers.

As of February 15, 2007, 1,814,991,340 Ordinary Shares, 15,700,000 Ordinary Shares, 778,232,008 Ordinary Shares, 157,701,460 Ordinary Shares and 40,517,000 Ordinary Shares were directly held by S.I. Technology Production Holdings Limited, SIHL Treasury Limited, SIIC Treasury (B.V.I.) Limited, SIIC CM Development Funds Limited and SIIC Asset Management Company Limited, respectively. S.I. Technology Production Holdings Limited and SIHL Treasury Limited are both wholly owned by Shanghai Industrial Holdings Limited, which in turn is 48.33% owned by Shanghai Investment Holdings Limited and 8.26% owned by SIIC Capital (B.V.I.) Limited. SIIC Capital (B.V.I.) Limited is a wholly owned subsidiary of Shanghai Investment Holdings Limited. Shanghai Investment Holdings Limited is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited through Shanghai Industrial Investment Treasury Company Limited, a wholly owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited. SIIC Treasury (B.V.I.) Limited is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited. SIIC CM Development Limited is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited through SIIC CM Development Limited, a wholly owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited. SIIC Asset Management Company Limited is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited through SIIC Finance Company Limited, an indirect wholly owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited. SIIC Finance Company Limited is wholly owned by SF Finance (BVI) Company Limited, which is a wholly owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited. Shanghai Industrial Financial (Holdings) Company Limited is wholly owned by Shanghai Industrial Financial Holdings Limited, which in turn is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited.

	(d) & (e):	During the last five years, no Reporting Person, nor to the best knowledge of each Reporting Person, any person listed in Schedule 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 81663 N206	SCHEDULE 13D	Page 18 of 27 Pages

Item 3.	Source and Amount of Funds or Other Consideration

This Statement is filed in connection with the acquisition by the Reporting Persons of more than 2% of the issued and outstanding capital stock of the Issuer since their filing of the Schedule 13G on February 3, 2006 with respect to their shareholdings in the Issuer as of December 31, 2005. From January 1, 2006 to February 15, 2007, SIHL Treasury Limited made a net purchase of 15,700,000 Ordinary Shares in a series of open market transactions for an aggregate consideration of HK$17,498,100. From January 1, 2006 to February 15, 2007, SIIC Treasury (B.V.I.) Limited made a net purchase of 778,232,008 Ordinary Shares in a series of open market transactions for an aggregate consideration of HK$766,967,371. From January 1, 2006 to February 15, 2007, SIIC CM Development Funds Limited made a net purchase of 157,701,460 Ordinary Shares in a series of open market transactions for an aggregate consideration of HK$161,692,526. From January 1, 2006 to February 15, 2007, SIIC Asset Management Company Limited made a net purchase of 40,517,000 Ordinary Shares in a series of open market transactions for an aggregate consideration of HK$45,432,417. S.I. Technology Production Holdings Limited did not acquire or dispose of any Ordinary Shares during the period from January 1, 2006 to February 15, 2007.

The source of funds for each of the acquisitions made by SIIC Treasury (B.V.I.) Limited, SIIC CM Development Funds Limited and SIIC Asset Management Company Limited was funds advanced by Shanghai Industrial Investment (Holdings) Company Limited. The source of funds for each of the acquisition made by SIHL Treasury Limited was funds advanced by Shanghai Industrial Holdings Limited. All funds advanced by Shanghai Industrial Investment (Holdings) Company Limited and Shanghai Industrial Holdings Limited to their respective subsidiaries were derived from their respective general working capital.

CUSIP No. 81663 N206	SCHEDULE 13D	Page 19 of 27 Pages

Item 4.	Purpose of Transaction

The Ordinary Shares acquired by the Reporting Persons as described in Item 3 above were acquired as part of their investment activities in the ordinary course of business. The Reporting Persons intend to review the performance of their investments in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Ordinary Shares, the conditions in the securities markets, general economic and industry conditions, tax considerations and such other factors as the Reporting Persons may deem relevant, as well as other investment opportunities available to them and the benefits of diversification, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate in light of the circumstances existing from time to time. In this regard, the Reporting Persons may purchase additional equity of the Issuer or may dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, hedging transactions or alternative structures with respect to the Ordinary Shares, or in any combination of the foregoing, subject to relevant securities laws and regulations. Other than as describe above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) As of February 15, 2007, each Reporting Person may be deemed to beneficially own 2,807,141,808 Ordinary Shares which represent approximately 15.2% of the Issuer’s outstanding capital stock, based on 18,432,756,463 Ordinary Shares outstanding as of December 31, 2006, as set forth in the Issuer’s current report on Form 6-K filed with the SEC on February 1, 2007.

(b) The Reporting Persons have shared power to vote or direct the vote, and dispose or direct the disposition of, all the Ordinary Shares.

(c) Attached as Schedule 2 hereto, which Schedule is incorporated herein by reference, is the list of transactions in the Ordinary Shares effected by the Reporting Persons during the 60 days prior to the date of this Statement.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 81663 N206	SCHEDULE 13D	Page 20 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2007

S.I. Technology Production Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIHL Treasury Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Treasury (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D	Page 21 of 27 Pages

Shanghai Investment Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Capital (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment Treasury Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC CM Development Funds Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D	Page 22 of 27 Pages

SIIC CM Development Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Asset Management Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Finance Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SF Finance (BVI) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Financial (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D	Page 23 of 27 Pages

Shanghai Industrial Financial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D	Page 24 of 27 Pages

Schedule 1

List of Directors

The name and business or residential address of each of the directors of the Reporting Persons are set out below. Apart from those addresses listed for certain directors of Shanghai Industrial Holdings Limited, the business address for all of the other directors of the Reporting Persons is 27th Floor, Harcourt House, 39 Gloucester Road, Hong Kong. Except for the three independent non-executive directors of Shanghai Industrial Holdings Limited, Mr. Yiu Ming Yee and Miss Chan Yat Ying who are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China, all of the directors are citizens of the People’s Republic of China.

S.I. Technology Production Holdings Limited

Lu Da Yong, Qian Shi Zheng, Zhou Jie and Zhou Jun

SIHL Treasury Limited

Qian Shi Zheng, Zhou Jie and Zhou Jun

SIIC Treasury (B.V.I.) Limited

Wang Rong Feng and Lu Da Yong

Shanghai Industrial Holdings Limited

Cai Lai Xing, Cai Yu Tian, Qu Ding, Lu Ming Fang, Ding Zhong De, Qian Shi Zheng, Yao Fang, Tang Jun,

Lo Ka Shui (independent non-executive director),

Address: Serenity Place, 22 Mount Cameron Road, The Peak, Hong Kong

Woo Chia-Wei (independent non-executive director), and

Address: Apartment 3B, Tower 18, Senior Staff Quarters, Clear Water Bay, Kowloon, Hong Kong

Leung Pak To, Francis (independent non-executive director)

Address: Flat 1502A, Villa Lotto, 18 Broadwood Road, Happy Valley, Hong Kong

Shanghai Investment Holdings Limited

Wang Rong Feng and Zhang Zhi Qun

SIIC Capital (B.V.I.) Limited

Wang Rong Feng and Lu Da Yong

CUSIP No. 81663 N206	SCHEDULE 13D	Page 25 of 27 Pages

Shanghai Industrial Investment Treasury Company Limited

Wang Rong Feng and Zhang Zhi Qun

SIIC CM Development Funds Limited

Wang Rong Feng and Lu Da Yong

SIIC CM Development Limited

Wang Rong Feng and Lu Da Yong

SIIC Asset Management Company Limited

Huang Gang and Yiu Ming Yee

SIIC Finance Company Limited

Tang Jun, Huang Gang and Yiu Ming Yee

SF Finance (BVI) Company Limited

Huang Gang and Yiu Ming Yee

Shanghai Industrial Financial (Holdings) Company Limited

Tang Jun, Yao Fang, Huang Gang, Wu Xing Wei and Qu Zi Hai

Shanghai Industrial Financial Holdings Limited

Qian Shi Zheng and Chan Yat Ying

Shanghai Industrial Investment (Holdings) Company Limited

Cai Lai Xing, Wang Rong Feng, Zhang Zhi Qun, Cai Yu Tian, Lu Da Yong, Qu Ding,

Ding Zhong De, Lu Ming Fang, Bao Ji Ming, Ma Cheng Liang, Lu Bing Sun,

Wen Song Quan, Wu XiuYi, Li Wei Da, Pan Lian Sheng and Dai Wei Min

CUSIP No. 81663 N206	SCHEDULE 13D	Page 26 of 27 Pages

Schedule 2

Transactions in the Ordinary Shares of the Issuer during the 60 days prior to the date of this Statement

SIHL TREASURY LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased	Nature of Purchase	Average Price Per Share in HongKong dollars (HK$)
1/10/2007	Sell	500,000	Open Market	1.2000
1/12/2007	Sell	500,000	Open Market	1.2100
1/15/2007	Sell	2,000,000	Open Market	1.2100
1/16/2007	Sell	4,000,000	Open Market	1.2650
1/17/2007	Sell	1,000,000	Open Market	1.3050

SIIC TREASURY (B.V.I.) LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased	Nature of Purchase	Average Price Per Share in HongKong dollars (HK$)
12/18/2006	Buy	2,300,000	Open Market	0.9800
12/18/2006	Buy	100,000	Open Market	0.9800
12/18/2006	Buy	3,875,000	Open Market	0.9800
12/19/2006	Buy	15,000,000	Open Market	0.9713
12/19/2006	Buy	15,740,000	Open Market	0.9700
12/20/2006	Buy	7,513,000	Open Market	0.9840
12/22/2006	Buy	2,800,000	Open Market	0.9807
12/22/2006	Buy	3,000,000	Open Market	0.9800
01/31/2007	Buy	3,161,000	Open Market	1.2300
01/31/2007	Buy	9,000,000	Open Market	1.2389
02/01/2007	Buy	10,000,000	Open Market	1.1700
02/14/2007	Buy	4,964,000	Open Market	1.0790

SIIC CM DEVELOPMENT FUNDS LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased	Nature of Purchase	Average Price Per Share in HongKong dollars (HK$)
12/20/2006	Buy	7,783,000	Open Market	0.9794
12/21/2006	Buy	1,527,000	Open Market	0.9800
01/29/2007	Buy	3,200,000	Open Market	1.2085

CUSIP No. 81663 N206	SCHEDULE 13D	Page 27 of 27 Pages

SIIC ASSET MANAGEMENT COMPANY LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased	Nature of Purchase	Average Price Per Share in HongKong dollars (HK$)
1/25/2007	Buy	1,000,000	Open Market	1.2300
1/26/2007	Buy	1,200,000	Open Market	1.2034
1/26/2007	Buy	1,500,000	Open Market	1.1933
1/29/2007	Buy	2,000,000	Open Market	1.2000
1/31/2007	Buy	4,500,000	Open Market	1.2378
1/31/2007	Buy	9,040,000	Open Market	1.2345
2/1/2007	Buy	5,000,000	Open Market	1.1800